UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

American River Bankshares
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

029326105
(CUSIP Number)

Sandler O'Neill Asset Management, LLC Attn: Mr. Terry Maltese 150 East 52nd Street 30th Floor New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029326105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sandler O'Neill Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

633,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

633,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

633,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	029326105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOAM Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

518,376

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

518,376

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

518,376

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	029326105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Terry Maltese

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

633,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

633,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

633,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	029326105

Item 1.	Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, no par value (the "Shares"), of American River Bankshares, a company incorporated in California (the "Issuer").  The address of the principal executive offices of the Issuer is 3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670.

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Sandler O'Neill Asset Management, LLC, a New York limited liability company ("SOAM"), SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), and Terry Maltese, a citizen of the United States of America ("Mr. Maltese" and, together with SOAM and Holdings, the "Reporting Persons").

(b)	The address of the principal business and principal office of SOAM, Holdings and Mr. Maltese is 150 East 52nd Street, 30th Floor, New York, NY 10022.
(b),(c)
The principal occupation of Mr. Maltese is serving as Managing Member of SOAM and Holdings.

SOAM provides administrative and investment management services to its private fund clients.  Holdings serves as the sole general partner of certain of SOAM's investment advisory clients.

None of the Reporting Persons have, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 633,000 Shares beneficially owned by SOAM came from the working capital of certain private investment funds that SOAM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.  The net investment cost (including commissions, if any) of the Shares beneficially owned by SOAM was $4,408,053.

The funds for the purchase of the 518,376 Shares beneficially owned by Holdings came from the working capital of certain private investment funds for which it serves as the sole general partner.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.  The net investment cost (including commissions, if any) of the Shares beneficially owned by Holdings was $3,598,083.

The funds for the purchase of the 633,000 Shares beneficially owned by Mr. Maltese as a result of Mr. Maltese being a control person of SOAM and Holdings came from the working capital of certain private investment funds for which SOAM manages and certain private investment funds for which Holdings serves as the general partner.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.  The net investment cost (including commissions, if any) of the Shares beneficially owned by Mr. Maltese was $4,408,053.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes.  As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares, voting for or against and expressing support for or against the proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, SOAM may be deemed to be the beneficial owner of 633,000 Shares, constituting 7.8% of the Shares, based upon 8,089,615 Shares outstanding.  SOAM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 633,000 Shares.  SOAM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 633,000 Shares.

As of the date hereof, Holdings may be deemed to be the beneficial owner of 518,376 Shares, constituting 6.4% of the Shares, based upon 8,089,615 Shares outstanding.  Holdings has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 518,376 Shares.  Holdings has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 518,376 Shares.

As of the date hereof, Mr. Maltese may be deemed to be the beneficial owner of 633,000 Shares, constituting 7.8% of the Shares, based upon 8,089,615 Shares outstanding.  Mr. Maltese has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 633,000 Shares.  Mr. Maltese has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 633,000 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons or any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2014
(Date)

Sandler O'Neill Asset Management, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

Terry Maltese

By:	/s/ Terry Maltese

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

 Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D, dated August 18, 2014, relating to the Common Stock, no par value of American River Bankshares shall be filed on behalf of the undersigned.

August 18, 2014
(Date)

Sandler O'Neill Asset Management, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

Terry Maltese

By:	/s/ Terry Maltese

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in the Shares by SOAM on behalf of private funds for which SOAM or an affiliate of SOAM acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share
6/27/14	Common Stock	252,200	N/A	$8.3550
6/27/14	Common Stock	N/A	1,000	$8.4351
6/27/14	Common Stock	N/A	252,200	$8.3450
7/31/14	Common Stock	N/A	42,900	$9.3700
8/01/14	Common Stock	N/A	1,900	$9.3700
8/04/14	Common Stock	N/A	10,849	$9.3700
8/05/14	Common Stock	N/A	5,351	$9.3700

*  All of the transactions in the Shares listed above were open market transactions.

SK 27061 0001 6086460